                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               Amendment No. 12

    Capital Realty Investors Tax Exempt Fund Limited Partnership ("CRITEF") Capital Realty Investors Tax Exempt Fund III Limited Partnership ("CRITEF III")
                              (Names of Issuers)

         Capital Realty Investors Tax Exempt Fund Limited Partnership
                     CRITEF Associates Limited Partnership
       Capital Realty Investors Tax Exempt Fund III Limited Partnership
                   CRITEF III Associates Limited Partnership
                      (Names of Persons Filing Statement)

           Beneficial Assignee Certificates, CRITEF, Series I and II
                 Beneficial Assignee Certificates, CRITEF III
                       (Titles of Classes of Securities)

                        140 437 10 4, CRITEF, Series I
                        140 437 20 3, CRITEF, Series II
                           140 438 10 2, CRITEF III
                   (CUSIP Numbers of Classes of Securities)

                                   CRI, Inc.
                              William B. Dockser
                             Chairman of the Board
                               The CRI Building
                             11200 Rockville Pike
                           Rockville, Maryland 20852
                                (301) 468-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Persons Filing Statement)

                                  Copies to:

                            Robert B. Hirsch, Esq.
                       ARENT FOX KINTNER PLOTKIN & KAHN
                            1050 Connecticut Avenue
                            Washington, D.C. 20036

     This statement is filed in connection with (check the appropriate box):

     a. /x/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. / / The filing of a registration statement under the Securities Act of 1933.

     c.  / /  A tender offer.

     d.  / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                           Calculation of Filing Fee

           Transaction valuation*               Amount of filing fee
                $168,800,257                          $33,760

* Pursuant to the proposed merger, the public holders of beneficial assignee certificates ("BACs") in CRITEF and CRITEF III, who hold in the aggregate 2,280,000 BACs in CRITEF, Series I, 3,238,760 BACs in CRITEF, Series II, and 5,258,268 BACs in CRITEF III, will be entitled to receive $15.60 per BAC in CRITEF, Series I, $15.29 per BAC in CRITEF, Series II, and $15.92 per BAC in CRITEF III, in each case, subject to adjustment.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:   $32,461
Form or Registration No:  Schedule 14A
Filing Party:  CRITEF and CRITEF III
Dates Filed:   March 18, 1996, August 26, 1996, November 12, 1996

                                  INTRODUCTION


         This Amendment No. 12 to the Rule 13e-3 Transaction Statement is being filed by Capital Realty Investors Tax Exempt Fund Limited Partnership ("Fund I-II"), Capital Realty Investors Tax Exempt Fund III Limited Partnership ("Fund III", and together with Fund I-II, the "Funds"), CRITEF Associates Limited Partnership, the general partner of Fund I-II ("Fund I-II GP"), CRITEF III Associates Limited Partnership, (the general partner of Fund III, and together with Fund I-II GP, the "General Partners") , Watermark Partners, L.P. ("Watermark"), Watermark III Partners, L.P. ("Watermark III"), Capital Apartment Properties, Inc., the general partner of Watermark and Watermark III ("CAPREIT") and Apollo Real Estate Advisors, L.P., the beneficial owner of 99.83% of the outstanding capital stock of CAPREIT ("Apollo"), in connection with the recently commpleted mergers of Watermark and Watermark III with and into Fund I-II and Fund III, respectively, and related transactions. Fund I-II and Fund III are the issuers of the classes of securities which are the subject of the Rule 13e-3 transaction.



          On November 12, 1996, Fund I-II and Fund III filed with the Securities and Exchange Commission their Supplement to a definitive Proxy Statement relating to the solicitation of proxies by Fund I-II and Fund III to vote upon : (1) a proposal to approve and adopt (a) with respect to Fund
I-II, the Fourth Amended and Restated Agreement and Plan of Merger, dated as of August 21, 1996, as amended by Amendment No. 1 thereto dated November 7, 1996, among Fund I-II, CRITEF Associates Limited Partnership and Watermark, and others, and (b) with respect to Fund III, the Fourth
Amended and Restated Agreement and Plan of Merger, dated as of August
21, 1996, as amended by Amendment No. 1 thereto dated November 7, 1996, among Fund III, CRITEF III Associates Limited Partnership and Watermark
III, and others, and in each case, to approve certain amendments to the Agreements of Limited Partnership of each of the Funds to authorize expressly the foregoing, (2) a proposal to approve, with respect to each Fund, (i) the sale of the 1.01% general partner interest by such Fund's general partner to CAPREIT GP, Inc., a newly-formed, wholly-owned subsidiary of CAPREIT ("CAPREIT GP"), in exchange for $400,000, and the substitution of CAPREIT GP as the general partner of such Fund in its stead, and (ii) the issuance of limited partner interests in each of the Funds to CAPREIT or its designees in exchange for the contribution of real property or other assets, and the admission of CAPREIT or its designees as limited partners of each of the Funds, and, in each case, certain amendments to the Agreements of Limited Partnership of each of the Funds to authorize expressly the foregoing, (3) any adjournments of the Special Meetings to allow for the additional solicitation of BAC
Holder votes in order to obtain more votes in favor of the foregoing proposals, and (4) any other business as may properly come before the Special Meetings or any adjournments or postponements thereof. Proposals 1, 2 and 3 were approved by the BAC Holders at the Special meetings held on November 27, 1996. The mergers were consummated on December 4, 1996.


         A copy of the Supplement to the definitive Proxy Statement was attached as Exhibit 17(d)(14) to Amendment No. 10 to the Rule 13e-3 Transaction Statement. The definitive Proxy Statement was previously filed as Exhibit 17(d)(1) to Amendment No. 3 to the Schedule 13e-3. The sole purpose of this Amendment No. 11 to the Rule 13e-3 Transaction Statement is to amend Item 17 "Material to be Filed as Exhibits" by filing an additional exhibit.

Item 17      Item 17 is hereby amended and  restated as follows:

             Material  to be Filed as Exhibits



             (a)..........................         Commitment Letter, dated March 29, 1996, between Capital
                                                   Apartment Properties, Inc. and CentRe Mortgage L.L.C.

             (b)(1).......................         Fairness Opinion of Oppenheimer & Co., Inc. delivered to Fund I-
                                                   II, Series I, dated March 14,,1996, appears as Appendix B-1 to the preliminary Proxy Statement filed as Exhibit 17(d) to
                                                   Amendment No. 3 to the Rule 13e-3 Transaction Statement.

             (b)(2).......................         Fairness Opinion of Oppenheimer & Co., Inc. delivered to Fund
                                                   I-II, Series II, dated March 14, 1996, appears as Appendix B-2 to the preliminary Proxy Statement filed as Exhibit 17(d) to
                                                   Amendment No. 3 to the Rule 13e-3 Transaction Statement.

             (b)(3).......................         Fairness Opinion of the Oppenheimer & Co., Inc. delivered to
                                                   Fund III, dated March 14, 1996, appears as Appendix B-3 to the preliminary Proxy Statement filed as Exhibit 17(d) to Amendment
                                                   No. 3 to the Rule 13e-3 Transaction Statement.

             (b)(4).......................         Report of Oppenheimer & Co., Inc. in connection with its
                                                   Fairness Opinions of March 14, 1996.

             (b)(5).......................         Fairness Opinion of Oppenheimer & Co., Inc. delivered to Fund
                                                   I-II, Series I, dated September 20, 1996, appears as Appendix
                                                   B-1 to the definitive Proxy Statement filed as Exhibit 17(d) to
                                                   Amendment No. 3 to the Rule 13e-3 Transaction Statement.

             (b)(6).......................         Fairness Opinion of Oppenheimer & Co., Inc. delivered to Fund
                                                   I-II, Series II, dated September 20, 1996, appears as


                                                   Appendix B-2 to the definitive Proxy Statement filed as Exhibit
                                                   17(d) to Amendment No. 3 to the Rule 13e-3 Transaction
                                                   Statement.

             (b)(7).......................         Fairness Opinion of Oppenheimer & Co., Inc. delivered to Fund
                                                   III, dated September 20, 1996, appears as Appendix B-3 to the definitive Proxy Statement filed as Exhibit 17(d) to Amendment
                                                   No. 3 to the Rule 13e-3 Transaction Statement.

             (b)(8).......................         Report of Oppenheimer & Co., Inc. in connection with its
                                                   Fairness Opinions of September 20, 1996.

             (c)(1).......................         Fourth Amended and Restated Agreement and Plan of Merger, dated as of August 21, 1996, among Fund I-II, CRITEF Associates
                                                   Limited Partnership, Watermark and others, appears as Appendix
                                                   A-1 to the definitive Proxy Statement filed as Exhibit 17(d)(1)
                                                   to Amendment No. 3 to the Rule 13e-3 Transaction Statement.

             (c)(2).......................         Fourth Amended and Restated Agreement and Plan of Merger, dated as of August 21, 1996, among Fund III, CRITEF III Associates
                                                   Limited Partnership and Watermark III, and others, appears as
                                                   Appendix A-2 to the definitive Proxy Statement filed as Exhibit
                                                   17(d)(1) to Amendment No. 3 to the Rule 13e-3 Transaction
                                                   Statement.

             (c)(3).......................         Complaint for Breach of Fiduciary Duty in the case styled Zakin
                                                   v. Dockser, et al. (C.A. No. 14558).

             (c)(4).......................         Complaint for Breach of Fiduciary Duty in the case styled
                                                   Wingard v. Dockser, et al. (C.A. No. 14604).

             (c)(5).......................         Stipulation of Settlement, dated as of May 13, 1996, relating to the cases styled Zakin v. Dockser, et al. and Wingard v.
                                                   Dockser, et al.

             (c)(6).......................         Amendment to Stipulation of Settlement, dated August 13, 1996, relating to the cases styled Zakin v. Dockser, et al. and
                                                   Wingard v. Dockser, et al.

                                      11

             (c)(7).......................         Final Order and Judgment of the Court of Chancery of the State
                                                   of Delaware in and for New Castle County, dated August 14, 1996, approving the Stipulation of Settlement as amended in the cases styled Zakin v. Dockser, et al. and Wingard v. Dockser, et al.

             (c)(8).......................         Complaint for False or Misleading Statements in the case styled
                                                   Dominium Tax Exempt Fund, L.L.P. v. Dockser, et al.


             (c)(9).......................         Complaint for Preliminary and Permanent Injunction and Relief
                                                   against unlawful Proxy solicitation in the case styled Capital
                                                   Realty Investors Tax Exempt Fund Limited Partnership, et al. v.
                                                   Dominium Tax Exempt Fund L.L.P.

             (c)(10)......................         Defendants' Emergency Motion to Enforce Court's Final Order In
                                                   Re Capital Realty Investors Tax Exempt Fund Limited
                                                   Partnership's Litigation.

             (c)(11)......................         Memorandum Opinion in the case styled Capital Realty Investors
                                                   Tax Exempt Fund Limited Partnership, et al. v. Dominium Tax
                                                   Exempt Fund L.L.P.

             (c)(12)......................         Order and Memorandum of Judge Lebedoff in the case styled
                                                   Dominium Tax Exempt Fund, L.L.P. v. Dockser, et. al.

             (c)(13)......................         Agreement, dated November 6, 1996, between Dominium Tax Exempt
                                                   Fund L.L.P. and Capital Apartment Properties, Inc., including the Escrow Agreement and Mutual Releases.

             (c)(14)......................         Amendment No. 1 to the Fourth Amended and Restated Agrement and
                                                   Plan of Merger, dated November 7, 1996, among Fund I-II, CRITEF
                                                   Associates Limited Partnership, Watermark and others, appears as
                                                   Exhibit 1 to the Supplement to the definitive Proxy Statement filed as Exhibit 17(d)(14) to this  Rule 13e-3 Transaction
                                                   Statement.

             (c)(15)......................         Amendment No. 1 to the Fourth Amended and Restated Agrement and
                                                   Plan of Merger, dated November 7, 1996, among Fund III, CRITEF
                                                   III Associates Limited Partnership, Watermark III and others, appears as Exhibit 2 to the Supplement to the definitive Proxy
                                                   Statement filed as Exhibit 17(d)(14) to this  Rule 13e-3
                                                   Transaction

                                                   Statement.

             (d)(1).......................         Letters to BAC Holders, Notice of Special Meetings, definitive
                                                   Proxy Statement and forms of Proxy.

             (d)(2).......................         October 3, 1996 Letter to BAC Holders from the Funds.

             (d)(3).......................         October 4, 1996 Press Release issued by the Funds.

             (d)(4).......................         October 3, 1996 Press Release issued by CAPREIT.

             (d)(5).......................         October 11, 1996 Letter to BAC Holders from the Funds.


             (d)(6).......................         October 14, 1996 Press Release issued by CAPREIT.

             (d)(7).......................         October 16, 1996 Press Release issued by CAPREIT.

             (d)(8).......................         October 18, 1996 Letter to BAC Holders from the Funds.

             (d)(9).......................         October 18, 1996 Press Release issued by CAPREIT.

             (d)(10)......................         October 22, 1996 Letter to BAC Holders From the Funds.

             (d)(11)......................         October 28, 1995 Press Release issued by the Funds.

             (d)(12)......................         October 29, 1996 Letter to BAC Holders from the Funds.

             (d)(13)......................         November 6, 1996 Joint Press Release issued by the Funds,
                                                   CAPREIT and Dominium Tax Exempt Fund L.L.P.

             (d)(14)......................         Letters to BAC Holders, Amended Notice of Special Meetings,
                                                   Supplement to definitive Proxy Statement and forms of Proxy.

             (d)(15)......................         November 14, 1996 Letter to BAC Holders from the Funds.

             (d)(16)......................         December 4, 1996 Press Release Issued by the Funds.

             (e)..........................         Not applicable.

             (f)..........................         At this time no written instruction, form or other material currently exists with respect to any oral solicitation or

                                                   recommendation that may be made (on behalf of the persons filing this statement) to security holders in connection with the Rule
                                                   13e-3 transaction.  Should any such written instruction, form or material be generated, it will be supplied to the Commission as a supplemental filing.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 9, 1996

              CAPITAL REALTY INVESTORS TAX EXEMPT FUND LIMITED PARTNERSHIP


              By:  CAPREIT GP, INC.,
              its General Partner





              By: /s/ Richard L. Kadish
                  Richard L. Kadish
                  President


              CAPITAL REALTY INVESTORS TAX EXEMPT FUND III LIMITED PARTNERSHIP


              By: Capital Realty Investors Tax Exempt Fund Limited Partnership, its successor by merger



              By:  CAPREIT GP, Inc.
              its General Partner



              By: /s/ Richard L. Kadish
                  Richard L. Kadish
                  President


              CRITEF ASSOCIATES LIMITED PARTNERSHIP

              By:  C.R.I., Inc.,
              its Managing General Partner

              By: /s/ William B. Dockser
                  William B. Dockser
                  Chairman of the Board

              CRITEF III ASSOCIATES LIMITED PARTNERSHIP

              By:  C.R.I., Inc.,
              its General Partner

              By: /s/ William B. Dockser
                  William B. Dockser
                  Chairman of the Board

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 9, 1996


              WATERMARK PARTNERS, L.P.


              By: Capital Realty Investors Tax Exempt Fund Limited Partnership its successor by merger



              By: CAPREIT GP, Inc.,
              its General Partner


              By: /s/ Richard L. Kadish
                  Richard L. Kadish
                  President and Chief Executive Officer

              WATERMARK III PARTNERS, L.P.

              By: Capital Realty Investors Tax Exempt Fund Limited Partnership, its successor by merger

              By: CAPREIT GP, Inc.,

              By: /s/ Richard L. Kadish
                  Richard L. Kadish
                  President and Chief Executive Officer

              CAPITAL APARTMENT PROPERTIES, INC.

              By: /s/ Richard L. Kadish
                  Richard L. Kadish
                  President and Chief Executive Officer

              APOLLO REAL ESTATE ADVISORS, L.P.

              By:  Apollo Real Estate Management, Inc.,
              its General Partner

              By: /s/ Michael D. Weiner
                  Michael D. Weiner
                  Vice President

                               INDEX TO EXHIBITS

Exhibit No.                     Title
-----------                     -----
17(a)........................   Commitment Letter, dated March 29, 1996, between
                                Capital Apartment Properties, Inc. and CentRe
                                Mortgage L.L.C.*

17(b)(1).....................   Fairness Opinion of Oppenheimer & Co., Inc.
                                delivered to Fund I-II, Series I, dated March
                                14,,1996, appears as Appendix B-1 to the preliminary Proxy Statement filed as Exhibit
                                17(d) to Amendment No. 3 to the Rule 13e-3
                                Transaction Statement.*

17(b)(2).....................   Fairness Opinion of Oppenheimer & Co., Inc.
                                delivered to Fund I-II, Series II, dated March
                                14, 1996, appears as Appendix B-2 to the preliminary Proxy Statement filed as Exhibit
                                17(d) to Amendment No. 3 to the Rule 13e-3
                                Transaction Statement.*

17(b)(3).....................   Fairness Opinion of the Oppenheimer & Co.,
                                Inc. delivered to Fund III, dated March 14,
                                1996, appears as Appendix B-3 to the preliminary
                                Proxy Statement filed as Exhibit 17(d) to
                                Amendment No. 3 to the Rule 13e-3 Transaction
                                Statement.*

17(b)(4).....................   Report of Oppenheimer & Co., Inc. in connection
                                with its Fairness Opinions of March 14, 1996.*

17(b)(5).....................   Fairness Opinion of Oppenheimer & Co., Inc.
                                delivered to Fund I-II, Series I, dated
                                September 20, 1996, appears as Appendix B-1 to the definitive Proxy Statement filed as Exhibit
                                17(d) to Amendment No. 3 to the Rule 13e-3
                                Transaction Statement.*

17(b)(6).....................   Fairness Opinion of Oppenheimer & Co., Inc.
                                delivered to Fund I-II, Series II, dated
                                September 20, 1996, appears as Appendix B-2 to the definitive Proxy Statement filed as Exhibit
                                17(d) to Amendment No. 3 to the Rule 13e-3
                                Transaction Statement.*

17(b)(7).....................   Fairness Opinion of Oppenheimer & Co., Inc.
                                delivered to Fund III, dated September 20, 1996, appears as Appendix

                                B-3 to the definitive Proxy Statement filed as
                                Exhibit 17(d) to Amendment No. 3 to the Rule
                                13e-3 Transaction Statement.*

17(b)(8).....................   Report of Oppenheimer & Co., Inc. in connection
                                with its Fairness Opinions of September 20,
                                1996.*

17(c)(1).....................   Fourth Amended and Restated Agreement and Plan
                                of Merger, dated as of August 21, 1996, among Fund I-II, CRITEF Associates Limited
                                Partnership, Watermark and others, appears as Appendix A-1 to the definitive Proxy Statement filed as Exhibit 17(d) to Amendment No. 3 to the Rule 13e-3 Transaction Statement.*

17(c)(2).....................   Fourth Amended and Restated Agreement and Plan
                                of Merger, dated as of August 21, 1996, among Fund III, CRITEF III Associates Limited
                                Partnership and Watermark III, and others, appears as Appendix A-2 to the definitive Proxy
                                Statement filed as Exhibit 17(d) to Amendment
                                No. 3 to the Rule 13e-3 Transaction Statement.*

17(c)(3).....................   Complaint for Breach of Fiduciary Duty in the
                                case styled Zakin v. Dockser, et al. (C.A. No.
                                14558).*

17(c)(4).....................   Complaint for Breach of Fiduciary Duty in the
                                case styled Wingard v. Dockser, et al. (C.A. No.
                                14604).*

17(c)(5).....................   Stipulation of Settlement, dated as of May 13,
                                1996, relating to the cases styled Zakin v.
                                Dockser, et al. and Wingard v. Dockser, et al.*

17(c)(6).....................   Amendment to Stipulation of Settlement, dated
                                August 13, 1996, relating to the cases styled
                                Zakin v. Dockser, et al. and Wingard v. Dockser, et al.*

17(c)(7).....................   Final Order and Judgment of the Court of
                                Chancery of the State of Delaware in and for New
                                Castle County, dated August 14, 1996, approving the Stipulation of Settlement as amended in the cases styled Zakin v. Dockser, et al. and Wingard v. Dockser, et al.*

17(c)(8).....................   Complaint for False or Misleading Statements
                                in the case styled Dominium Tax Exempt Fund, L.L.P. v. Dockser, et al.*


17(c)(9).....................   Complaint for Preliminary and Permanent
                                Injunction and Relief against unlawful Proxy solicitation in the case styled Capital Realty
                                Investors Tax Exempt Fund Limited Partnership, et al. v. Dominium Tax Exempt Fund L.L.P.*

17(c)(10)....................   Defendants' Emergency Motion to Enforce Court's
                                Final Order In Re Capital Realty Investors Tax
                                Exempt Fund Limited Partnership's Litigation.*

17(c)(11)....................   Memorandum Opinion in the case styled Capital
                                Realty Investors Tax Exempt Fund Limited
                                Partnership, et al. v. Dominium Tax Exempt Fund
                                L.L.P.*

17(c)(12)....................   Order and Memorandum of Judge Lebedoff in the
                                case styled Dominium Tax Exempt Fund, L.L.P. v.
                                Dockser, et. al.*

17(c)(13)....................   Agreement, dated November 6, 1996, between
                                Dominium Tax Exempt Fund L.L.P. and Capital
                                Apartment Properties, Inc., including the Escrow
                                Agreement and Mutual Releases.

17(d)(1).....................   Letters to BAC Holders, Notice of Special
                                Meetings, definitive Proxy Statement and forms of Proxy.*

17(d)(2).....................   October 3, 1996 Letter to BAC Holders from the
                                Funds.*

17(d)(3).....................   October 4, 1996 Press Release issued by the
                                Funds.*

17(d)(4).....................   October 3, 1996 Press Release issued by
                                CAPREIT.*

17(d)(5).....................   October 11, 1996 Letter to BAC Holders from the
                                Funds.*

17(d)(6).....................   October 14, 1996 Press Release issued by
                                CAPREIT.*

17(d)(7).....................   October 16, 1996 Press Release issued by
                                CAPREIT.*

17(d)(8).....................   October 18, 1996 Letter to BAC Holders from
                                the Funds.*

17(d)(9).....................   October 18, 1996 Press Release issued by
                                CAPREIT.*


17(d)(10)....................   October 22, 1996 Letter to BAC Holders From
                                the Funds.*

17(d)(11)....................   October 28, 1995 Press Release issued by the
                                Funds.*

17(d)(12)....................   October 29, 1996 Letter to BAC Holders from
                                the Funds.*

17(d)(13)....................   November 6, 1996 Joint Press Release issued by
                                the Funds, CAPREIT and Dominium Tax Exempt
                                Fund L.L.P.*

17(d)(14)....................   Letters to BAC Holders, Amended Notice of
                                Special Meetings, Supplement to definitive
                                Proxy Statement and forms of Proxy.*


17(d)(15)....................   November 14, 1996 Letter to BAC Holders from
                                the Funds.*



17(d)(16)....................   December 4, 1996 Press Release issued by the
                                Funds.

---------------
*Previously filed.